UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ICZOOM Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.16 per share
(Title of Class of Securities)

G4760B100
(CUSIP Number)

September 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4760B100

(1)	Names of reporting persons
Forerunner Universal Limited
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
British Virgin Islands
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
1,635,000(1)
(6) Shared voting power
0
(7) Sole dispositive power
1,635,000 (1)
(8) Shared dispositive power
0
(9)	Aggregate amount beneficially owned by each reporting person
1,635,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
17.1%(2)
(12)	Type of reporting person (see instructions)
CO

(1)	Represents 1,635,000 Class B ordinary shares, par value $0.16 per share (the “Class B Ordinary Shares”) of ICZOOM Group Inc. (the “Issuer”) directly held by Forerunner Universal Limited, a British Virgin Islands company (“Forerunner Universal”), which is wholly owned by Mr. Duanrong Liu (“Ms. Liu”). Accordingly, Ms. Liu is deemed to have voting, dispositive or investment powers over Forerunner Universal. Each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Shares entitles to 10 votes. Forerunner Universal maintains the right to convert its Class B Ordinary Shares into Class A ordinary shares, par value $0.16 per share of the Issuer (the “Class A Ordinary Shares”) at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Based on an aggregate of 9,537,495 Class A Ordinary Shares, including (i) 7,902,495 Class A Ordinary Shares issued and outstanding as of the date hereof, and (ii) 1,635,000 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares.

CUSIP No. G4760B100

(1)	Names of reporting persons
Duanrong Liu
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
The People’s Republic of China
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
2,110,000(1)
(6) Shared voting power
0
(7) Sole dispositive power
2,110,000(1)
(8) Shared dispositive power
0
(9)	Aggregate amount beneficially owned by each reporting person
2,110,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
21.6%(2)
(12)	Type of reporting person (see instructions)
IN

(1)	Represents (i) 1,635,000 Class B Ordinary Shares held by Forerunner Universal, (ii) 225,000 Class B Ordinary Shares directly held by Ms. Liu, and (iii) 250,000 Class A Ordinary Shares issued upon exercise of options on September 5, 2024. Each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Shares entitles to 10 votes. Ms. Liu maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in her sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Based on an aggregate of 9,762,495 Class A Ordinary Shares, including (i) 7,902,495 Class A Ordinary Shares issued and outstanding as of the date hereof, and (ii) 1,860,000 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares.

ITEM 1(A) NAME OF ISSUER:

ICZOOM Group Inc.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

ITEM 2 (A) NAME OF PERSON FILING:

(i)	Forerunner Universal Limited

(ii)	Duanrong Liu

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	Forerunner Universal Limited: c/o ICZOOM Group Inc., Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000

(ii)	Duanrong Liu: c/o ICZOOM Group Inc., Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000

ITEM 2 (C) CITIZENSHIP:

(i)	Forerunner Universal Limited: a company incorporated in the British Virgin Islands

(ii)	Duanrong Liu: The People’s Republic of China

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.16 per share

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 10 votes. The Class A Ordinary Share and Class B Ordinary Share are collectively known as ordinary shares. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis.

ITEM 2 (E) CUSIP NO.:

G4760B100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

(i)	Forerunner Universal Limited: 1,635,000 Class B Ordinary Shares directly held by Forerunner Universal.

(ii)	Duanrong Liu: 2,110,000, including (1) 1,635,000 Class B Ordinary Shares held by Forerunner Universal, (ii) 225,000 Class B Ordinary Shares directly held by Ms. Liu, and (3) 250,000 Class A Ordinary Shares issued upon exercise of options on September 5, 2024.

(b) Percent of class:

(i)	Forerunner Universal Limited: 17.1%

(ii)	Duanrong Liu: 21.6%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

●	Forerunner Universal Limited: 1,635,000

●	Duanrong Liu: 2,110,000

(ii)	Shared power to vote or to direct the vote

●	Forerunner Universal Limited: 0

●	Duanrong Liu: 0

(iii)	Sole power to dispose or to direct the disposition of

●	Forerunner Universal Limited: 1,635,000

●	Duanrong Liu: 2,110,000

(iv)	Shared power to dispose or to direct the disposition of

●	Forerunner Universal Limited: 0

●	Duanrong Liu: 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2024

Forerunner Universal Limited

Signature:	/s/ Duanrong Liu
Name:	Duanrong Liu
Title:	Sole Shareholder

Signature:	/s/ Duanrong Liu
Name:	Duanrong Liu

Exhibits

Exhibit No.	Title
1	Joint Filing Agreement, dated October 25, 2024